 EX‑34.24

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Report of Independent Registered Public Accounting Firm

Torchlight Loan Services, LLC

We have examined management's assertion, included in the accompanying Certification Regarding Compliance with Applicable Servicing Criteria on SEC Regulation AB, that Torchlight Loan Services, LLC (the "Company" and the "Asserting Party") complied with the servicing criteria set forth in Item 1122 (d) of the Securities and Exchange Commission's Regulation AB for the special servicing platform for commercial mortgage-backed securities transactions that were issued on or after January 1, 2006 for which the Company acted as special servicer as of and for the year ended December 31, 2015. Management has determined that the criteria set forth in sections 229.1122 (d)(1)(iii), (d)(3)(i)(C), (d)(3)(i)(D), (d)(3)(ii), (d)(3)(iii), (d)(3)(iv), (d)(4)(iv), (d)(4)(v), (d)(4)(ix), (d)(4)(x), (d)(4)(xi) , (d)(4)(xii), (d)(4)(xiii), (d)(4)(xiv), and (d)(4)(xv) are not applicable to the activities performed by the Company, as a special servicer, with respect to the Platform. The commercial mortgage-backed securities transactions covered by this Platform are those specified in Appendix B in the accompanying Certification Regarding Compliance with Applicable Servicing Criteria on SEC Regulation AB. Management is responsible for the Company's compliance with the servicing criteria. Our responsibility is to express an opinion on management's assertion about the Company's compliance with the servicing criteria based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the applicable servicing criteria, including tests on a sample basis of the servicing activities related to the Platform, determining whether the Company performed those selected activities in compliance with the servicing criteria during the specified period and performing such other procedures as we considered necessary in the circumstances. Our procedures were limited to selected servicing activities performed by the Company during the period covered by this report and, accordingly, such samples may not have included servicing activities related to each specific commercial mortgage-backed transaction included in the Platform. Further, an examination is not designed to detect noncompliance arising from errors that may have occurred prior to the period specified above that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that the Company complied with the aforementioned applicable servicing criteria as of and for the year ended December 31, 2015 for the commercial mortgage-backed securitization trusts Platform is fairly stated, in all material respects.

Emphasis of a Matter

We previously issued a report dated March 11, 2016 which included our opinion that management's assertion that the Company complied with the aforementioned applicable servicing criteria as of and for the year ended December 31, 2015 for the commercial mortgage-backed securitization trusts Platform was fairly stated, in all material respects. Management has since revised their Certification Regarding Compliance with Applicable Servicing Criteria on SEC Regulation AB (the "Certification"). The revised Certification has removed a qualification related to criterion 1122(d)(1)(v). The Company's revised Certification accompanies this report, and our opinion is unmodified from our original report.

/s/ Cohn Reznick LLP

Bethesda, Maryland

March 18, 2016